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Exhibit 99.1(a)(8)

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

X
JOHN MAYBIN, On Behalf of Himself	:	Index No.: 07601785
and All Others Similarly Situated,	:
	:	Date Purchased:
Plaintiff,	:
	:	Plaintiff designates New York County
vs.	:	as the place of trial.
:
DAVID J. MOORE, ROBERT J.	:	The basis of the venue is
PERKINS, TONY SCHMITZ, ARNIE	:	Defendant's Place of Business
SEMSKY, BRIAN SILVA, VAL	:
ZAMMIT and 24/7 REAL MEDIA, INC.,	:	SUMMONS
:
	:	Plaintiff(s) resides at
Defendant,	:	15 Mill Road
	:	Edison, New Jersey 08817-4828
:
	:	FILED
	X	MAY 29, 2007
NEW YORK
COUNTY CLERKS [ILLEGIBLE]

To the above named Defendant:

        You are hereby summoned to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance; on the Plaintiff's Attorney(s) within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

DATED:	Melville, New York May 29, 2007	LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
		By:	/s/ DAVID A. ROSENFELD DAVID A. ROSENFELD SAMUEL H. RUDMAN JOSEPH F. RUSSELLO
58 South Service Road, Suite 200 Melville, NY 11747 Telephone: 631/367-7100 631/367-1173 (fax) Attorneys for Plaintiff

Defendant's address:

David J. Moore
c/o 24/7 Real Media, Inc.

Robert J. Perkins
c/o US Chamber of Commerce
1615 H Street Northwest
Washington, DC 20062-2000

Tony Schmitz
c/o 24/7 Real Media, Inc.
132 West 31st Street
New York, New York 10001

Arnie Semsky
c/o ESPN Inc.
ESPN Plaza
935 Middle Street
Bristol, CT 06010

Brian Silva
c/o 24/7 Real Media, Inc.
132 West 31st Street
New York, New York 10001

Valentine Zammit
c/o True North Communications
101 East Erie Street
Chicago, IL 60611

24/7 Real Media, Inc.
132 West 31st Street
New York, New York

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

X
JOHN MAYBIN, On Behalf of Himself	:	Index No.: 07601785
and All Others Similarly Situated,	:
	:	CLASS ACTION COMPLAINT
Plaintiff,	:
:
vs.	:
:
DAVID J. MOORE, ROBERT J.	:	FILED
PERKINS, TONY SCHMITZ, ARNIE	:	MAY 29, 2007
SEMSKY, BRIAN SILVA, VALENTINE	:	NEW YORK
ZAMMIT and 24/7 REAL MEDIA, INC.,	:	COUNTY CLERKS [ILLEGIBLE]
:
Defendants,	:
:
X

        Plaintiff, by his attorneys, alleges the following upon information and belief, except for those allegations which pertain to him, which are based upon personal knowledge:

NATURE OF THE ACTION

        1.     Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of defendant 24/7 Real Media, Inc. ("24/7" or the "Company"), who are similarly situated (the "Class"), for injunctive relief and other relief for compensatory damages. Plaintiff seeks injunctive relief herein, inter alia, to enjoin the implementation of a proposed transaction whereby WPP Group plc ("WPP") will purchase all outstanding shares of 24/7 for approximately $649 million, net of cash acquired.

        2.     The offer is being advanced through unfair procedures and the consideration offered is an unfair price and does not constitute a maximization of stockholder value for the public stockholders. The proposed price is designed to benefit the defendants to the detriment of the Company's public stockholders.

        3.     Further, defendants (defined below) have breached the fiduciary duties they owe to 24/7's public stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any acquisition of the Company's assets.

THE PARTIES

        4.     Plaintiff is and, at all relevant times, has been the owner of 24/7 common stock.

        5.     Defendant 24/7 is a leading global digital marketing company, providing online advertising and search engine marketing ("SEM") strategies to meet the needs of a broad range of Web publishers and advertisers since 1995. The Company sells its products and services worldwide from 20 sales locations in twelve countries throughout North America, Europe, Asia and Australia. The Company is organized under the laws of Delaware with its principal executive offices located at 132 West 31st Street, New York, New York. As of May 17, 2007, 24/7 had approximately 46 million shares of common stock outstanding and thousands of stockholders of record. 24/7's stock trades over the NASDAQ.

        6.     Defendant David J. Moore ("Moore") is, and was at all relevant times, Chief Executive Officer and a director, and has served as Chairman of the Board of directors since January 2002.

        7.     Defendant Robert J. Perkins ("Perkins") is, and was at all relevant times Lead Director of 24/7.

        8.     Defendant Tony Schmitz ("Schmitz") is and was at all relevant times a director of the Company. Schmitz served as a consultant to the Company from November 2004 to December 2004 and served as Chief Technology Officer of the Company from January 2003 through October 2004.

        9.     Defendants Arnie Semsky, Brian Silva, and Valentine Zammit are and were at all relevant times, directors of 24/7.

        10.   The individuals described in paragraphs 6 through 9 are referred to herein as the Individual Defendants. Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty and due care to Plaintiff and the other members of the Class.

CLASS ACTION ALLEGATIONS

        11.   Plaintiff brings this action on his own behalf and as a class action, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders, who will be threatened with injury arising from defendants' actions as is described more fully below.

        12.   This action is properly maintainable as a class action.

        13.   The Class is so numerous that joinder of all members is impracticable. The Company has approximately 46 million shares of common stock, which are held by thousands of record and beneficial stockholders.

        14.   There are questions of law and fact common to the Class including, inter alia, whether:

          (a)   The Individual Defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to Plaintiff and the members of the Class; and

          (b)   Plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

        15.   Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

        16.   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

        17.   The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

        18.   On May 17, 2007, 24/7 announced that it had entered into a definitive agreement with WPP pursuant to which WPP will acquire 24/7 for approximately $649 million, net of cash acquired. Under the terms of the agreement, WPP will acquire all of 24/7's common stock for $11.75 in cash (the "Proposed Transaction").

        19.   In a Press Release dated May 17, 2007, the Company stated as follows:

  The acquisition of 24/7 Real Media by WPP will create a powerful combination of technology and services that will provide significant added-value for clients of 24/7 Real Media and WPP companies. Advertisers will gain access to emerging technologies designed to more effectively segment, target, and reach customers through digital media such as search marketing and display advertising. Publishers will benefit from expansive relationships with the world's largest advertisers and an acceleration of sophisticated ad management tools.

  Commenting on the announcement, Sir Martin Sorrell, CEO, WPP, said: "Our clients and therefore our industry are becoming more technology driven. 24/7 Real Media significantly enhances our capabilities, technological resources and talent, as well as adding to our geographic coverage and our measurable skills."

        20.   Despite the Company's claim about recognizing "a powerful combination" and "significant added value" in connection with the Proposed Transaction, the Proposed Transaction offers a meager 4% premium to the public stockholders of 24/7 in stark contrast to the usual terms of payment in similar transactions. The Individual Defendants, by agreeing to the Proposed Transaction, have failed to honor fiduciary obligations to maximize stockholder value and instead have been complicit in transferring ownership of the Company to WPP at a wholly-inadequate price.

        21.   Further, the Proposed Transaction fails to properly account for improving business conditions for the Company. In a press release dated May 9, 2007, 24/7 announced stellar financial results for the quarter ended March 31, 2007, with significant highlights such as an increase in revenue of 34%:

  24/7 Real Media, Inc. (NASDAQ: TFSM), a leading global digital marketing company, today announced financial results for the quarter ended March 31, 2007. Revenue for the first quarter of 2007 was $57.7 million, an increase of 34% over the $42.9 million reported for the first quarter of 2006.

  *    *    *

  Under generally accepted accounting principles (GAAP), net loss for the first quarter of 2007 was $0.1 million, or $0.00 per share. This compared to a GAAP net loss of $7.5 million, or $0.16 per share, for the first quarter of 2006.

  *    *    *

  "With 34 percent organic revenue growth, the fundamentals of our businesses remain strong, despite some seasonality," said David J. Moore, chairman and chief executive officer of 24/7 Real Media. "As we look ahead, we are excited about the changes we see taking place within the digital realm. We are confident that 24/7 Real Media has made the right strategic decisions and has a great combination of assets to take full advantage of these changes."

  "We are very excited to have opened our first office in connection with the expansion of our joint venture with Dentsu. Through our expanded partnership with Dentsu, we are positioning 24/7 Real Media to be a significant beneficiary of the strong growth that is projected over the upcoming decade for many markets throughout Asia and the Pacific Rim. As the most internationally-diversified company in the Digital Marketing arena, 24/7 Real Media is well positioned for strong, sustained growth over the upcoming years."

  "The significant increase in corporate activity in the digital marketing sector has opened new doors for us, creating opportunity," said Jonathan K. Hsu, EVP, chief operating officer and chief financial officer of 24/7 Real Media.

  "24/7 Real Media will remain aggressive in leveraging its position as the largest, independent publisher-focused technology offering in the sector. Technology has become a strategic asset, and 24/7 Real Media has proven, scalable platforms, as well as the second largest installed base of ad serving technology clients globally."

  *    *    *

  The Company expects second quarter revenue for 2007 to be between $61 million and $65 million, the mid-point of which represents an increase of 31% from second quarter 2006 revenue of $48.2 million. The Company expects diluted pro forma operating income per share in the second quarter of 2007 to be between $0.09 and $0.12 per share.

  The Company now expects full year 2007 revenue to be in the range of $265 million to $275 million, the mid-point of which represents an increase of 35% from full year revenue of $200.2 million in 2006. The Company expects diluted pro forma operating income per share for the full year to be between $0.52 and $0.55 per share.

        22.   Despite these results, the public stockholders are being forced out of their share of the future growth at a meager premium over the unaffected trading price of 24/7 common stock.

        23.   Top 24/7 management, including Defendant Moore, will continue in their current roles after the consummation of the Proposed Transaction.

FIRST CAUSE OF ACTION
Breach of Fiduciary Duty

        24.   Defendants have breached their fiduciary obligations to 24/7 stockholders to maximize stockholder value.

        25.   Taking into account 24/7's asset value, liquidation value, its expected growth, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of 24/7 is materially greater than the consideration contemplated by the Proposed Transaction.

        26.   Defendants' conduct in proceeding with the Proposed Transaction is wrongful, unfair, and harmful to 24/7's public stockholders, and will deny them their right to share proportionately in the true value of 24/7's valuable assets, profitable business, and future growth in profits and earnings.

        27.   As a result of defendants' actions, Plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, Plaintiff and the Class will not receive the fair value of 24/7's assets and businesses.

        28.   Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and will succeed in their plan to exclude Plaintiff and the Class from the fair proportionate share of 24/7's valuable assets and businesses, all to the irreparable harm of the Class.

        29.   Plaintiff and the Class have no adequate remedy of law.

        WHEREFORE, Plaintiff prays for judgment and relief as follows:

          A.    declaring that this lawsuit is properly maintainable as a class action and certifying Plaintiff as a representative of the Class;

          B.    declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to Plaintiff and the other members of the Class;

          C.    preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the Proposed Transaction;

          D.    in the event the Proposed Transaction is consummated, rescinding it and setting it aside;

          E.    awarding Plaintiff and the Class their costs and disbursements and reasonable allowances for Plaintiff's counsel and experts' fees and expenses; and

          F.     granting such other and further relief as may be just and proper.

DATED: May 29, 2007	LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP SAMUEL H. RUDMAN DAVID A. ROSENFELD JOSEPH RUSSELLO
/s/ DAVID A. ROSENFELD DAVID A. ROSENFELD
58 South Service Road, Suite 200 Melville, NY 11747 Telephone: 631/367-7100 631/367-1173 (fax)
THE WEISER LAW FIRM, P.C, PATRICIA C. WEISER DEBRA S. GOODMAN SANDRA G. SMITH 121 N. Wayne Avenue, Suite 100 Wayne, PA 19087 Telephone: 610-225-2677 Attorneys for Plaintiffs

Index Number                                    Year

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

JOHN MAYBIN, On Behalf of Himself and All Others Similarly Situated,

                                    Plaintiff,

-against-

DAVID J. MOORE, ROBERT J. PERKINS, TONY SCHMITZ, ARNIE SEMSKY, BRIAN SILVA, VALENTINE ZAMMIT and 24/7 REAL MEDIA, INC.,

                                    Defendants.

CLASS ACTION COMPLAINT

Lerach Coughlin Stoia Geller Rudman & Robbins LLP
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)

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NATURE OF THE ACTION
THE PARTIES
CLASS ACTION ALLEGATIONS
SUBSTANTIVE ALLEGATIONS
FIRST CAUSE OF ACTION Breach of Fiduciary Duty